Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations (416) 947-1212

AGNICO EAGLE ANNOUNCES INVESTMENT IN
FUERTE METALS CORPORATION

Toronto (October 9, 2025) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that it has acquired 5,000,000 subscription receipts (the “Subscription Receipts”) issued by 1555489 B.C. Ltd., a wholly-owned subsidiary of Fuerte Metals Corporation (“Fuerte”), pursuant to a brokered private placement, at a price of C$1.65 per Subscription Receipt for total consideration of C$8,250,000 (the “Private Placement”).

The investment in Fuerte is consistent with Agnico Eagle’s historical practice of strategic equity investments in projects with high geological potential. Agnico Eagle continues to focus on its portfolio of high-quality internal growth projects, and complements its pipeline of projects with a strategy of acquiring strategic positions in prospective opportunities with high geological potential.

Upon satisfaction of the escrow release conditions set out in the subscription receipt indenture (the “Escrow Release Conditions”), each Subscription Receipt will automatically convert into one unit of Fuerte (a “Unit”). Each Unit will be comprised of one common share in the capital of Fuerte (a “Common Share”) and one Common Share purchase warrant (a “Warrant”). Each Warrant will entitle the holder to acquire one Common Share at a price of C$2.50 for a period of five years from the date of issue. One of the Escrow Release Conditions is the completion of the acquisition of certain properties by Fuerte, and in connection with such acquisition, Fuerte intends to issue, as partial consideration therefor, up to 33,572,115 Common Shares (or securities convertible into Common Shares) (the “Transaction”).

Prior to the Private Placement, Agnico Eagle owned 5,171,310 Common Shares, representing approximately 8.43% of the issued and outstanding Common Shares on a non-diluted basis. Following the Private Placement and satisfaction of the Escrow Release Conditions (including the issuance of securities of Fuerte in connection with the Transaction), Agnico Eagle is expected to own 10,171,310 Common Shares and 5,000,000 Warrants, representing approximately 8.12% of the issued and outstanding Common Shares on a non-diluted basis and approximately 11.65% of the Common Shares on a partially-diluted basis (assuming exercise of the Warrants held by Agnico Eagle at such time).

Agnico Eagle and Fuerte are party to an investor rights agreement dated January 31, 2024, pursuant to which Agnico Eagle is entitled to certain rights, provided Agnico Eagle maintains certain ownership thresholds in Fuerte, including: (a) the right to participate in equity financings or top-up its holdings in relation to dilutive issuances in order to maintain its pro rata ownership in Fuerte or acquire up to a 9.99% ownership interest in Fuerte, in each case, at the time of such financing or dilutive issuance; and (b) the right (which Agnico Eagle has no present intention of exercising) to nominate one person (and in the case of an increase in the size of the board of directors of Fuerte to eight or more directors, two persons) to the board of directors of Fuerte.

Agnico Eagle acquired the Subscription Receipts as part of its strategy of acquiring strategic positions in prospective opportunities with high geological potential. Depending on market conditions, strategic priorities and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares, Warrants or other securities of Fuerte, or dispose of some or all of the Common Shares, Warrants or other securities of Fuerte that it owns at such time.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Agnico Eagle Mines Limited

c/o Investor Relations

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone: 416-947-1212

Email: investor.relations@agnicoeagle.com

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. Fuerte’s head office is located at 3200-733 Seymour Street, Vancouver, British Columbia V6B 0S6.

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada’s largest mining company and the second largest gold producer in the world. It produces precious metals from operations in Canada, Australia, Finland and Mexico and has a pipeline of high-quality exploration and development projects. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at October 9, 2025. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, the satisfaction of the Escrow Release Conditions, the completion of the Transaction and the issuances of securities of Fuerte in connection therewith, the expected number of securities to be issued in connection with the Transaction, Agnico Eagle’s expected ownership interest in Fuerte upon satisfaction of the Escrow Release Conditions and the completion of the Transaction, and Agnico Eagle’s acquisition or disposition of securities of Fuerte in the future.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.